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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-66143 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY                                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUN TRADING, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**100 S WACKER DRIVE STE 300**

(No. and Street)

**CHICAGO**                    **IL**                    **60614**

(City)                         (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DEATON                                            312-229-9668

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**RSM US LLP**

(Name – *if individual, state last, first, middle name*)

**ONE SOUTH WACKER DRIVE  CHICAGO**          **IL**          **60606**

(Address)                    (City)          (State)       (Zip Code)

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, MICHAEL DEATON _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SUN TRADING, LLC _____ , as

of DECEMBER 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Notary Public

_____
Signature

CFO
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Sun Trading, LLC

Financial Report
December 31, 2016

Filed as Public information pursuant Rule 17a-5(d)
under the Securities Exchange Act of 1934.

# Contents



## Report of Independent Registered Public Accounting Firm

To the Member
Sun Trading, LLC

We have audited the accompanying statement of financial condition of Sun Trading, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

*RSM US LLP*

Chicago, Illinois
February 17, 2017

**Sun Trading, LLC**

## Statement of Financial Condition

## December 31, 2016

### Assets

| | | |
|---|---|---:|
| Cash | $ | 44,596 |
| Securities owned, at fair value (pledged) | | 138,032,182 |
| Receivable from brokers and clearing organizations | | 24,340,024 |
| Exchange memberships owned | | 1,505,800 |
| Furniture, equipment, software, and leasehold improvements at cost, | | |
|    less accumulated depreciation and amortization | | 1,243,683 |
| Receivable from affiliates | | 280,253 |
| Other assets | | 688,457 |
| **Total Assets** | $ | 166,134,995 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Liabilities | | |
|    Securities sold, not yet purchased, at fair value | $ | 117,307,495 |
|    Payable to brokers and clearing organizations | | 505,161 |
|    Accounts payable, accrued expenses and other liabilities | | 9,686,405 |
|    Payable to affiliate | | 993,449 |
|    Deferred rent | | 919,876 |
| Total Liabilities | | 129,412,386 |
| Member's Equity | | 36,722,609 |
| **Total Liabilities and Member's Equity** | $ | 166,134,995 |

See Notes to Financial Statement.

### Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated (the Operating Agreement), and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as a market maker or as principal in U.S. and foreign securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on BATS Exchange.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Use of estimates**: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Securities and derivative financial instruments**: Transactions in securities and derivative financial instruments are recorded on a trade-date basis. These financial instruments are carried at fair value. Trading instruments include equity securities, exchange traded equity options, exchange traded funds, exchange traded futures, and OTC foreign exchange contracts.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition, either as receivable or payable from/to brokers and clearing organizations, as applicable.

Interest income and expenses are recognized on an accrual basis. Dividend income and dividend expenses are recorded on the ex-dividend date.

Liquidity fees and rebates are recognized on an accrual basis.

The Company obtains financing from clearing brokers and global center banks from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

**Exchange memberships owned**: The Company's exchange memberships held for operating purposes are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. During 2016, management evaluated the exchange memberships owned and determined an other than temporary impairment occurred based in part on a significant decrease in fair value.

### Note 1. Nature of Operations and Significant Accounting Policies (Continued)

**Furniture and leasehold improvements**: Furniture is being depreciated over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis.

**Income taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision or liability for U.S. federal income taxes has been recorded in the financial statements. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the respective income tax returns of its members.

FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2016.

The Parent is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2013.

**Translation of foreign currencies**: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition.

### Note 2. New Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update (ASU 2016-01), *Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities*, which allows for the election to record equity investments without readily determinable fair value at cost, less impairment, adjusted for subsequent observable price changes. This standard will be effective for the Company beginning after December 15, 2018.

In February 2016, the FASB issued an Accounting Standards Update (ASU 2016-02), *Leases*, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. The new standard is effective for fiscal years beginning after December 15, 2018.

The Company is still evaluating the effects of ASU 2016-01 and ASU 2016-02 on the Company's financial condition and regulatory requirements.

**Notes to Financial Statement**

### Note 3. Receivable from and Payable to Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2016 consists of:

| | | |
|---|---|---:|
| Cash | $ | 22,961,122 |
| Financial instruments | | 3,188,667 |
| Dividends and interest accrued, net | | (133,488) |
| Accrued payables, net | | (1,676,277) |
| Receivable from brokers and clearing organizations | $ | 24,340,024 |

Payable to brokers and clearing organizations at December 31, 2016 consists of:

| | | |
|---|---|---:|
| Cash | $ | 4,742,495 |
| Accrued payables, net | | 130,060 |
| Dividends and interest accrued, net | | 20,317 |
| Financial instruments | | (4,387,711) |
| Payable to brokers and clearing organizations | $ | 505,161 |

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

The Company maintains credit agreements to facilitate the financing of its futures margin requirements. At December 31, 2016, the Company has a combined $40,000,000 in credit facilities pursuant to credit line agreements, with interest at negotiated rates that change, from time to time, based on market conditions. At December 31, 2016, the Company has $9,381,456 in outstanding financing.

### Note 4. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value are determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

**Notes to Financial Statement**

### Note 4. Fair Value of Financial Instruments (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the investment.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Equity securities, total return swaps on equity contracts, exchange traded equity options, exchange traded funds, and exchange traded futures that are traded in active markets are valued using quoted market prices or broker or dealer quotations and are classified as Level 1.

OTC foreign currency forward contracts are valued using third party observable market data. These financial instruments are classified as Level 2.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for furniture and leasehold improvements, are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

## Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2016:

| Assets | Level 1 | Level 2 | Netting and Collateral | Total |
|---|---|---|---|---|
| *Investment assets* | | | | |
| Equity securities | $114,742,321 | $ — | $ — | $114,742,321 |
| Exchange traded funds | 23,289,861 | — | — | 23,289,861 |
| *Total investment assets* (1) | 138,032,182 | — | — | 138,032,182 |
| *Derivative assets* | | | | |
| Futures contracts (2) | 9,810,665 | — | — | 9,810,665 |
| Forward contracts (2) | — | 7,254,425 | — | 7,254,425 |
| Gross derivative assets | 9,810,665 | 7,254,425 | — | 17,065,090 |
| Gross derivative assets netting (3)(2) | (6,622,155) | (2,866,557) | (4,387,711) | (13,876,423) |
| *Total derivative assets* | 3,188,510 | 4,387,868 | (4,387,711) | 3,188,667 |
| **Total assets, at fair value** | $ 141,220,692 | $ 4,387,868 | $ (4,387,711) | $ 141,220,849 |

(1) Amounts are included in securities owned, at fair value (pledged) on the statement of financial condition.

(2) Amounts are included in receivables from brokers and clearing organizations on the statement of financial condition.

(3) Amounts relate to master netting agreements between the Company and its counterparties; see Note 5.

| Liabilities | Level 1 | Level 2 | Netting and Collateral | Total |
|---|---|---|---|---|
| *Investment liabilities* | | | | |
| Equity securities | $78,132,826 | $ — | $ — | $78,132,826 |
| Exchange traded funds | 39,174,669 | — | — | 39,174,669 |
| *Total investment liabilities* (4) | 117,307,495 | — | — | 117,307,495 |
| *Derivative liabilities* | | | | |
| Futures contracts (5) | 6,622,155 | — | — | 6,622,155 |
| Forward contracts (5) | — | 2,866,557 | — | 2,866,557 |
| Gross derivative liabilities | 6,622,155 | 2,866,557 | — | 9,488,712 |
| Gross derivative liability netting (6)(5) | (6,622,155) | (2,866,557) | 319,973 | (9,168,739) |
| *Total derivative liabilities* | — | — | 319,973 | 319,973 |
| **Total liabilities, at fair value** | $ 117,307,495 | $ — | $ 319,973 | $ 117,627,468 |

(4) Amounts are included in securities sold, not yet purchased, at fair value on the statement of financial condition.

(5) Amounts are included in payable to brokers and clearing organizations on the statement of financial condition.

(6) Amounts relate to master netting agreements and collateral arrangements between the Company and its counterparties; see Note 5.

As of and for the year ended December 31, 2016, the Company had no assets or liabilities classified as Level 3.

## Notes to Financial Statement

### Note 5.  Derivative Financial Instruments

The Company uses derivative financial instruments, including exchange traded equity options, exchange traded futures contracts, total return swaps on equity contracts, and OTC foreign exchange contracts, as part of its trading activities.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between equity securities, exchange traded equity options, exchange traded futures contracts, total return swaps on equity contracts, and OTC foreign exchange contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. Accordingly, the Company manages risk against predetermined value-at-risk limits, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood according to ASC 815 in the FASB Accounting Standards Codification. Note 12 describes the risks associated with trading derivative contracts.

As of December 31, 2016, the Company holds derivative instruments that are either eligible for offset in the statement of financial condition or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized derivative instruments, disaggregated by type of underlying risk, presented in the statement of financial condition at December 31, 2016, which are represented in receivable from brokers and clearing organizations, payables to brokers and clearing organizations, as detailed in Note 3.

| Derivative Financial Instruments | Derivative Assets | Derivative Liabilities |
|---|---|---|
| *Gross derivative contracts* | (at fair value) | (at fair value) |
| Futures | | |
| Commodity contracts | $ 7,104,001 | $ 6,397,631 |
| Interest rate contracts | 2,706,359 | 220,531 |
| Equity contracts | 305 | 3,993 |
| Total futures | 9,810,665 | 6,622,155 |
| Forwards | | |
| Foreign currency | 7,254,425 | 2,866,557 |
| *Total gross derivative contracts* | 17,065,090 | 9,488,712 |
| | | |
| *Amounts that have been offset in* | | |
| Cash collateral | — | 4,707,684 |
| Counterparty netting | (13,876,423) | (13,876,423) |
| **Net exposure** | $ 3,188,667 | $ 319,973 |

**Sun Trading, LLC**

**Notes to Financial Statement**

## Note 6.     Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2016 consist of:

| | | |
|---|---|---|
| Compensation benefit payable | $ | 6,882,411 |
| Other | | 2,803,994 |
| Total accounts payable, accrued expenses and other liabilities | $ | 9,686,405 |

## Note 7.     Related-Party Transactions

At December 31, 2016, the Company has a payable due to Sun Trading Solutions, LLC (STS), an entity affiliated through common ownership, of $993,449, represented as payable to affiliate on the statement of financial condition. In addition, at December 31, 2016, receivables from the Parent and an entity affiliated through common ownership, included in receivable from affiliates on the statement of financial condition, consist of:

| | | |
|---|---|---|
| The Parent | $ | 248,580 |
| Sun Trading International Ltd. | | 31,673 |
| Total receivable from affiliates | $ | 280,253 |

The Company has entered into a services agreement with the Parent and compensates the Parent for management services performed by the Parent. Further, the Parent reimburses the Company for certain salary expenses, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2016, the Company had a net receivable from the Parent of $248,580 for these services.

The Company has an affiliate through common ownership, based in the United Kingdom, Sun Trading International Ltd. (STI). The Company has entered into a services agreement with STI and compensates STI for trading services less a recharge for trading services performed by the Company. Further, STI compensates the Company for administrative services. In addition, STI compensates the Company for certain expat compensation and benefit expenses paid by the Company on behalf of STI. At December 31, 2016, the Company had a net receivable to STI of $31,673 for these services.

The Company has entered into a services agreement with STS and compensates STS for use of computer equipment trading platforms and technology related services. Further, STS reimburses the Company for certain salary expenses, rent and occupancy, miscellaneous operating expenses and a recharge for administrative services paid for by the Company. At December 31, 2016, the Company had a net payable to STS of $993,449 for these services.

## Note 8.     Furniture and Leasehold Improvements

Furniture and leasehold improvements at December 31, 2016 consist of:

| | | |
|---|---|---|
| Leasehold improvements | $ | 2,205,764 |
| Furniture | | 350,594 |
| Other | | 56,713 |
| Accumulated depreciation and amortization | | (1,369,388) |
| Furniture and leasehold improvements, at cost, net of accumulated depreciation and amortization | $ | 1,243,683 |

**Notes to Financial Statement**

### Note 9. Commitments and Contingencies

The Company leases office space under non-cancelable lease agreements that expire at various dates to June 2026. The aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Years ending December 31:

| | |
|---|---|
| 2017 | $ 502,387 |
| 2018 | 382,141 |
| 2019 | 393,605 |
| 2020 | 439,336 |
| 2021 | 486,439 |
| Thereafter | 2,373,926 |
| Aggregate lease | $ 4,577,834 |

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. At December 31, 2016, the difference between recognized rent expense and actual cash payments for rent results in deferred rent in the statement of financial condition of $919,876.

The Company has provided a landlord a security deposit in the amount of $275,000 that is included in other assets in the statement of financial condition at December 31, 2016.

The Company has provided a landlord with a letter of credit in the amount of $53,742.

In the normal course of business, the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters, and management believes there are no current outstanding matters that will have a material effect on the Company's financial position, results of its operations or net cash flows.

### Note 10. Subordinated Borrowings

The Company has a subordinated revolving credit facility with a financial institution up to a maximum of $10,000,000 that matures two years from the date of the advance. The subordinated revolving credit facility has a negotiated interest rate that may change, from time to time, based on market conditions. The subordinated revolving credit facility will terminate on March 15, 2018. At December 31, 2016, there were no amounts outstanding.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

### Note 11. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

**Notes to Financial Statement**

**Note 12.    Derivative Activities and Off-Balance-Sheet Risk**

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures, forwards, equity options, total return swaps on equity contracts and other financial instruments with similar characteristics. Futures and forward contracts provide for the sale or purchase of financial instruments at an agreed upon price or yield on an agreed future date. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

**Market risk**: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition, as of December 31, 2016.

**Credit risk**: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and equity options, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

**Concentrations of credit risk**: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of PAB brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

## Notes to Financial Statement

### Note 13.        Employee Benefit Plans

The Company maintains a 401(k) Plan allowing its employees, aged 21 and over, to defer a portion of their pre-tax or post-tax compensation. The plan was implemented January 1, 2012 under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is maintained as an ERISA 401(k) plan. During 2016, the Company made matching contributions of 50 percent of the employee's deferral amount and up to a maximum of 6 percent of the employee's compensation as defined by the Company's 401(k) Plan, subject to the IRS compensation limits. Participants are fully vested in their salary deferrals at all times and vest in the employer contributions based on years of service.

### Note 14.        Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2016, the Company had net capital and net capital requirements of $25,809,538 and $1,000,000, respectively. The net capital rules may effectively restrict the distribution of member's equity.

### Note 15.        Subsequent Event

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through the date the financial statements were issued, noting a $4,800,000 withdrawal of equity by the Parent on January 31, 2017. There were no additional subsequent events requiring recording or disclosure in the statement of financial condition or in related notes to the statement of financial condition.